NANO HOLDINGS INTERNATIONAL, INC.
1640 Terrace Way
Walnut Creek, California 94597
(925) 938-0406

September 11, 2008

Division of Corporate Finance
United States Securities and Exchange Commission
Attn: Anthony Watson
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 3561
Phone: (202) 551-3318
Fax: (202) 772-9202

Re:	Nano Holdings International, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 0-52636

Dear Mr. Watson,

We have reviewed your comment letter dated August 12, 2008, and have determined that our disclosure controls and procedures as of December 31, 2007, were not effective and as such, we plan to make the following revisions under “Item 8A. Controls and Procedures” in an Amended Report on Form 10-KSB (changes are underlined and in bold):

“Managements Report on Internal Control Over Financial Reporting.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

“Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework   Based on our assessment we believe that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company’s registered accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission

As of the end of the period covered by this report (December 31, 2007), we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, our Chief Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were not effective to cause the material information required to be disclosed by us in the reports that we file or submit under the Exchange Act to be recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

The reason we believe such disclosure controls and procedures were not effective is that the Company failed to include its “Management’s Report on Internal Control Over Financial Reporting,” described above, in its original Annual Report on Form 10-KSB filing, which in of itself constitutes a material weakness in the Company’s disclosure controls and procedures.

The Company plans to allot sufficient time and resources to conduct its management’s review of internal control over financial reporting prior to the end of the fiscal year ended December 31, 2008, and to timely file its “Management’s Report on Internal Control Over Financial Reporting” in its Annual Report on Form 10-K for the year ended December 31, 2008.

Changes in internal control over financial reporting. There were no changes in our internal control over financial reporting during the last fiscal year and/or up to and including the date of this filing that we believe materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Sincerely,

David Rector, Chief Executive Officer and Chief Financial Officer
Nano Holdings International, Inc.